Viveka von Rosen

Helping B2B #SalesProfessionals Prospect Better & Sell More! | Click the Ring above 🔔 to learn more about Vengreso.com and the link below to learn more about FlyMSG.io . !

Loveland

Contact

www.linkedin.com/in/linkedinexpert (LinkedIn)
vengreso.com (Other)
www.amazon.com/dp/B091DWS4L7 (Other)
app.hubspot.com/meetings/viveka/30 (Other)

Top Skills

LinkedIn Training

Modern Sales Mastery

LinkedIn Speaker

Languages

French (Limited Working)

English (Native or Bilingual)

French (Elementary)

Certifications

LinkedIn Video Mastery

Social Media

Selling with LinkedIn for Teams CenturyLink - Channel

Inbound Marketing University

Selling with Video

Honors-Awards

Forbes Top Ten Most Influential Women on Social Media

The Most Influential Women In Marketing and Social Media 2019

The Top 50 Social Media Marketing Influencers in 2019

Successful LinkedIn Marketing: One Hour Per Day

43 Most Influential Social Media Marketers You Should Be Following

Publications

Local LinkedIn: 10 Steps to Better Local LinkedIn Marketing

The Sophisticated Marketer's Guide to LinkedIn

Summary

Virtual/Remote selling is not going away. McKinsey shared an article that showed the pandemic has changed B2B Sales forever. Folks don't want to go back to the old way of endless site visits and field sales. So where does that leave you and your sales team? Let us teach you to   & ! Click "see more..."

Is your sales team ready? Does your company have the brand and virtual selling skillset they need to dominate in this new world?   The Digital Sales Transformation movement is in full swing. Today's modern buyer has changed the rules.

Consider your answers to the questions below:
What percentage of your sellers will make it this year?
Out of 100 prospecting calls and emails, how many resulted in a conversation?
How many sales meetings or conversations did your sellers schedule last month?

If you are not satisfied with the answers to these questions then keep reading!

Is it a goal of your (mostly remote and virtual) sales team to win more business for your B2B company through #SocialSelling Strategies? We can help!

Vengreso is committed to one thing and one thing only, your sales success!

VENGRESO HELPS B2B COMPANIES REACH THE 90% OF BUYERS THAT CAN'T BE ACCESSED THROUGH TRADITIONAL OUTREACH.

Entrepreneur of the Month: Viveka von Rosen

Viveka Von Rosen: LinkedIn Success For Business

LinkedIn Expert Tips with Viveka von Rosen

ℍ ℝ: Our approach has been customized for entrepreneurs and Fortune 50 companies alike.

Let us help you achieve explosive revenue growth. Our clients have reported a:
683% increase in won deals
3579% or $15m Attributable Sales Pipeline growth

As modern sales professionals & leaders, we must connect with the modern buyer by aligning with their digitally connected, socially engaged, mobile attached, video-hungry preferences and needs. In order to connect with the modern buyer, you need the right technology with the the latest Digital Selling Skills.

We teach, consult and practice modern omnichannel digital selling strategies to help their sales teams increase win rates through digital selling practices.

The Vengreso Sales Mastery offering includes topics such as:
Social Selling to Engage More Buyers
Sales Messaging Mastery with FlyMSG™ (productivity admin time)
Video to Prospect & Book More Meetings

Don't take my word for it. Keep scrolling down to read 100+ client testimonials on topics including #SocialSelling, #ContentForSales #ContentForSalesEnablement #LinkedInTrainer, #LinkedInSpeaker, #LeadGeneration, #ContentMarketing, #LinkedInTips

Got questions?
Contact us ✆ 877-4vengreso
✉ viveka@vengreso.com

Experience

Fast Company Executive Board
Contributor. Guest Blogger
March 2021 - Present (1 year 5 months)
Virtual

I am honored to be a contributor to the Fast Company Executive Board.

Fast Company Executive Board is an invitation-only professional network of company founders, executives, and leaders who are defining the future of business.

They created a space which I am happy to contribute to, where startups can grow quickly, and established companies develop the nimbleness that inspires innovation.

The contributing leaders are pioneering key developments at companies of all sizes, pursuing world-changing ideas, lending their collective wisdom, and creating cultures that reward employees for creativity, risk-taking, and acumen.

Innovation is at the heart of everything Fast Company magazine stands for. That's why they created a group that brings together businesses who are doing amazing things.

Vengreso | Prospect Better. Sell More.
16 years 7 months

Co-Founder | Chief Visibility Officer (CVO) | Master trainer | Head of Personal Branding
April 2017 - Present (5 years 4 months)
California, Colorado, Florida, New Jersey, Indonesia, Colombia

As the Chief Visibility Officer and Master Trainer at Vengreso, it is my job to make sure that YOU know how to win more business using digital sales techniques like social selling. In particular, we teach you how to increase pipeline when by becoming Modern Sales Masters!

Are you a Sales or Marketing Leader who wants your sales team to:

Start more sales conversations with qualified buyers?
Grow their network of customer, prospects, and partners?
Connect with more decision makers through introductions and referrals?
Increase win rates by sharing insights?

After educating over 2,010 companies around the globe, we've developed the Modern Sales Mastery program, that trains both teams and individual sellers on how to master:

Social Selling to Engage More Buyers
Sales Messaging Mastery with FlyMSG™ (productivity admin time)
Video to Prospect and Book More Meetings
Virtual selling techniques & technology to build more pipeline

Vengreso helps B2B companies:
Create more sales conversations;
Book more sales meetings &;
Grow their sales pipeline

We have helped Industries/Sample Clients like:

Business Equipment - Hewlett Packard, Kyocera
Computer Hardware/Software - NetApp, Ericsson, Aerohive, Synopsys, Zscaler
Financial Services - City National Bank, Pisenti & Brinker,
Hospitality, Incentives, Loyalty - Maritz Travel, Maritz Motivation, Aimia, BI Worldwide
Insurance & Employee Benefits - Marsh and McLennan, Woodruff Sawyer, CIAB, Chubb
Marketing and Advertising - The Channel Company (CRN), WebbMason, PSDA
Staffing and Recruiting - Nelson Staffing, VACO
Telecommunications - CenturyLink, Frontier, TelePacific

Got questions? Email me at viveka@vengreso.com

Author and LinkedIn Expert | #SocialSelling | LinkedIn Marketing | Personal Branding
2016 - Present (6 years)
https://www.amazon.com/dp/B091DWS4L7

The year 2020 forced us to pivot, to understand the importance of our business and our personal brand, and to learn how to create virtual business. Not only has business changed, so has the entire world. So many more of us are working from home and/or are creating new home-based businesses. That means it's even more important to create a strong personal brand, so that you stand out from your competition.

"LinkedIn is perhaps the most powerful social media platform for business today. Viveka von Rosen (considered among the world's foremost experts on this platform) and 'Rock Star' entrepreneur Dayna Steele have generously

provided us with golden nugget after golden nugget of business-building wisdom on how to productively put this platform to work. Utilize their suggestions and you'll find yourself in a position to serve a lot more people and — as a result — become a lot more profitable! Great job, Viveka and Dayna!"
— Bob Burg, coauthor of The Go-Giver and author of Endless Referrals

101 Ways to Rock LinkedIn®
Use Your Personal Brand to Rock Your Business Goals

PACKED WITH TIPS & TRICKS
101 Tips to Grow Your Revenue
Learn How to Book More Sales Meetings
Build Your Brand Right and Attract Your Buyer
Engage Like a LinkedIn® Master
Reach your Quota Faster by Leveraging LinkedIn® Correctly
Proven Sales Messages that Work for Today's Buyer

Click on the first image below to get your digital copy FOR FREE

International Keynote Speaker, Break Out Session Speaker and On Stage Consultant
January 2006 - Present (16 years 7 months)
Your next event

Viveka von Rosen has been speaking on stage since she was 7 years old. After a brief 30 year hiatus, she started speaking again to audiences of all sizes in 2007. Her first introduction back onto the stage was as the keynote social media speaker at the Waldorf Astoria Ballroom to a room full of millionaires and billionaires.

She is a natural, comfortable with her subject and her audience.

She speaks on LinkedIn regularly, on stage monthly at various events all over the world. You can check out her keynote for the Digital Day Out conference in Auckland, New Zealand in the video below.

Viveka has taken the Stage at the following international social media and marketing conferences:
• Social Media Examiner's Social Media Marketing World (2013, 2014, 2015, 2106, 2017, 2018, 2019)
• Marketing Profs B2B Conference (2013, 2014)
• Hubspot's Inbound Conference (2015, 2016, 2017, 2018)

• Social Media Camp Keynote (Canada's biggest Social Media Conference 2014, 2015, 2016)
• Huset Danish Marketing Association Annual Conference Keynote (2014)
• Re:Think International Marketing Conference (Oslo 2012)
• Digital Day Out Keynote, New Zealand (2014)
• Tech Marketer's Conference New Zealand (2019)

Internationally known as the "LinkedIn Expert", Viveka works with B2B companies and executives, helping them achieve business success through the use of LinkedIn. From Auckland to Vancouver (and just about everywhere else in between) Viveka has been on stage educating and entertaining audiences about the power and potential of LinkedIn. Author of the best-selling books, "LinkedIn Marketing: An Hour a Day," and "LinkedIn: 101 ways to Rock your Personal Brand", Viveka has been listed as a Top Social Media Influencer in Forbes for the past 4 years and a Top 25 Social Media Expert by LinkedIn.

If you are interested in hiring Viveka to speak at your next event, email her assistant Nicole at nicole@vengreso.com or call 877-4vengreso X 704. Or just send her a message here!

LinkedIn
LinkedIn Learning Author
2014 - Present (8 years)
https://www.linkedin.com/learning/instructors/viveka-von-rosen
I am a HUGE fan of LinkedIn Learning, and not only because I am a LinkedIn Learning author. I've been using LinkedIn since 2006 and have been a LinkedIn Learning author with 6 courses (2 live) since it was Lynda.com back in 2014.

Now more than ever, you should be using your time to deepen your skill set through online learning. You should check out my course below BUT you also check out the thousands of course in LinkedIn Learning from some REAL experts!

While LinkedIn—the world's largest and most powerful network of professionals—is widely recognized as a top recruiting tool, it also offers features that companies and individuals can leverage for business-to-business (B2B) marketing. In my courses, I share best practices, tips, and strategies for effectively conducting B2B Marketing and Employee Branding on the LinkedIn platform. I share step-by-step actions that individuals on your sales team can take using video, updates, InMail, and other features in your B2B Marketing and Employer Branding   She also shares how to leverage Company Pages for and how to best align marketing campaigns with LinkedIn, increase brand and culture awareness with video, and more.

OneMob
Advisory Board Member
2017 - Present (5 years)

✪ I am excited to join the Board, amazing leaders and the entire team at OneMob.com. Social Video is the next evolution of Digital Sales 1.0 or Social Selling 2.0.

✪ No longer is video a "thing" marketing does. Engagement with video does and is creating higher level of response rates back from your buyers.

OneMob is backed by leading investors including Salesforce Ventures, Tim Draper, Steve King (former CEO of DocuSign), Gainsight CEO Nick Mehta, Sand Hill Angels, and Alchemist Accelerator. Our platform caters to the entire customer lifecycle, starting with sales prospecting (putting a face to a name), all the way to customer support/renewals (people like to buy and renew from people they know).

Try it today at http://www.onemob.com and see what we're up to at http://blog.onemob.com

Social Media Examiner
Blogger and LinkedIn Consultant
2012 - Present (10 years)

LinkedIn Consultant and Guest Blogger for the Social Media Examiner.

I write the occasional LinkedIn blog, have been a podcast guest a few times, speak at Social Media Examinier's Social Media Marketing World, Social Media Summit, and now their new Social Media Society! - and consult with them on the best uses of LinkedIn for SME

See some of my articles and podcasts below:

http://www.socialmediaexaminer.com/tag/viveka-von-rosen/

http://www.socialmediaexaminer.com/linkedin-publisher-to-get-visibility/

http://www.socialmediaexaminer.com/linkedin-prospecting-with-viveka-von-rosen/

http://www.socialmediaexaminer.com/6-ways-to-use-the-new-linkedin-features-to-get-more-business/

http://www.socialmediaexaminer.com/linkedin-marketing-new-features/

http://www.socialmediaexaminer.com/linkedin-group-tips/

http://www.socialmediaexaminer.com/44-social-media-tools-recommended-pros

http://www.socialmediaexaminer.com/improve-linkedin-productivity-with-third-party-apps/

Social Media Marketing World:

http://www.socialmediaexaminer.com/smmworld/

Social Media Marketing Summit:

http://www.socialmediaexaminer.com/smssummit/

Linked Into Business: (Now Vengreso)
Moderator of the #LinkedInChat on Tuesday nights at 8 PM EST for all things LinkedIn
2010 - Present (12 years)
http://twubs.com/linkedinchat

Every Tuesday night I moderate a #LinkedInChat on Twitter. It is open to anyone who has questions about LinkedIn, advice about LinkedIn, complaints about LinkedIn, praise for LinkedIn. I might be known as @LinkedInExpert - but let me tell you, I've learned a thing or two myself! Lately we've had some amazing co-moderators, so its a new flavor every week. (PS – if you'd like to co-moderate, DM me @LinkedInExpert)

More information about our #LinkedInChat (and tweetchats in general):

When: Every Tuesday Night 8 EST, 7 CST, 6MST, 5 PST (Sorry- not sure what time it is in Australia or Hawaii

• Where: Twitter
• How: Tweetchat.com, tweetdeck.com, twubs.com (or any tweetchat app of choice)
• Why: To learn and share knowledge on LinkedIn

• Stats: WTHashtag.com

The TweetChat

The TweetChat looks like any "chat" on Twitter. Using the hashtag# to define your topic to your followers, and you can all chat about the same subject, gaining information and positioning yourself as a thought leader in your industry. Of course I have done this with other social media strategists, but it works just as well for wedding planners, veterinarians, health care practitioners and industrialists

Lynda.com
LinkedIn Expert, Author, Trainer and Avid Consumer!
2014 - Present (8 years)
Boulder (and virtually everywhere!)

I have LinkedIn for Business - an advanced LinkedIn training - in Lynda.com's library!

You can try it out (for free for 10 days) at www.Lynda.com/trial/VivekavonRosen

Here's my course definition form Lynda.com

Learn how to use LinkedIn to help accomplish your sales, branding, lead-gen, and recruiting goals.

Join expert Viveka von Rosen as she explores LinkedIn's many professional uses. She shows how to create a great company page, develop content that engages a target audience, and expand your visibility and engagement even further with LinkedIn's sponsored updates, ads, groups, InMail, and more. The final chapter is a bonus for recruiters looking to find just the right job candidates through LinkedIn. So start watching and learn how to grow your company and expand your visibility online with this great business-promotion tool.

Topics include:
• Understanding company pages and profiles
• Knowing and finding your audience
• Using the Who's Viewed Your Profile and You Recently Visited tools
• Tagging and sharing content
• Creating a message campaign

• Building a dynamic company page
• Creating engaging updates
• Marketing your LinkedIn page
• Recruiting with LinkedIn

Also working on the Lynda course LinkedIn Advertising Fundamentals- to release in June of 2015.

YouTube
LinkedIn Training, LinkedIn Tips, LinkedIn Profile Optimization, LinkedIn Tools, LinkedIn Help
2007 - Present (15 years)
www.youtube.com/linkedinexpert

Welcome to my YouTube channel. Well, kinda. I just thought I would pop in all the YouTube videos about LinkedIn that my clients and tribe have found useful over the years. Some of the videos are quick 3-5 minute tutorials, some are full length webinars. Let me know what you think! And of course you can see them, comment on them and share them at www.YouTube.com/linkedinexpert

You will find videos on:
• LinkedIn's Latest Changes
• LinkedIn's New Offers
• How to use LinkedIn more effectively
• LinkedIn's New Features
• LinkedIn Profile Audits
• LinkedIn's User Interface Changes
and much much more

LinkedIn Pulse
Contributing LinkedIn Author and Expert
2014 - 2018 (4 years)

I am so honored to be able to Publish on LinkedIn! Here are some of my articles and contributions!
PS... here's some cool unicodes to copy and paste into your profile:




V i v e к a

You can also check out my tips at: http://linkedintobusiness.com

Social Sales GPS
Co-Founder, LinkedIn Expert, Social Selling Consultant
2016 - 2017 (1 year)

Lack of Direction with LinkedIn & Social Selling?

That's why we're here. Leading LinkedIn trainers, disruptors, movers, makers, sellers, shakers and coaches are here to navigate (guide) you to better social selling and brand building.

• Close more qualified and profitable business
• Build stronger relationships
• Elevate your messaging
• Network your way to a long and successful career
• 36 hours of group coaching available to you every single month

Why Join?

If you answer, "that's me" to more than one of these statements, you've come to the right place!
• You need a strategy and ongoing coaching to keep you on the forefront of how best to leverage LinkedIn.
• Keeping up with LinkedIn has become a chore.
• You want to learn from leading experts on social sales and LinkedIn who make it happen every day in their own businesses. Not just theories but proven strategies and tactics.
• You know LinkedIn can work for you but you don't have the time to figure it out on your own.
• Your LinkedIn network is filled with people you don't know, haven't stayed in touch with and haven't taken the time to reach out to.
• You don't participate within your network, Groups or on Company Pages.
• You are not on target to reach your personal and professional sales quotas, goals or KPI's.
• Your colleagues and competitors are speeding by you.

Our coaching includes:
• Smart thinking from a variety of perspectives

• Best practices, tips and guidelines for mastering sales and learning ways for exceeding your quota from experts and practitioners
• Success stories from sales professionals who are turning opportunities into closed business
• A practical program for the novice, the proficient and the superstar
• Original thinking and strategy for leadership, sales people, marketing that move people from leads to clients
• Ways to build social selling into your sales process with objectives, metrics and benchmarks

JOIN HERE =>> http://www.socialsalesgps.com/join-our-alpha-testing-team

John Wiley and Sons
6 years

Author of LinkedIn Marketing: An Hour a Day
2012 - 2017 (5 years)
Fort Collins, Denver, Loveland and all over the world

"LinkedIn Marketing: an Hour a Day" Estimated Release: October 2012

This book will not only share LinkedIn features, but benefits and Best Practices from A-Z.

LinkedIn is the largest, and perhaps least understood business social networking site in the world. Many people feel it is only for job seekers and recruiters, and even the people who are LinkedIn members do not understand its full potential as a business tool. While there are several "How To" LinkedIn books and guides demonstrating the features of LinkedIn, no LinkedIn books available at this time demonstrate immediately actionable tips and exercises needed to see immediate results.

This Book is based on my experience of:
• 6 years of teaching LinkedIn,
• Dealing with the common and unusual questions I have received,
• My own and my client's frustrations and successes,
• The constant conversations I am having on my #LinkedInChat, as the @LinkedInExpert on Twitter and in my various LinkedIn groups…

From these experience I have developed strategies, techniques and exercises designed to create instant results for my clients using Linkedin. I will share these unique and proven result driven actionable applications with the reader. And in an easy to read and easy to implement format.

Contributing Author on LinkedIn for Small Business Marketing Kit for Dummies
2011 - 2012 (1 year)
Wiley

About Barbara's book:

Having your own business isn't the same as having customers, and one is useless without the other. Whether your business is a resale store or a high-tech consulting firm, a law office or a home cleaning service, in today's competitive environment, strategic marketing is essential.

Small Business Marketing For Dummies is updated from the original version that won rave reviews and inspired thousands of small businesses on their way to becoming big businesses. Updates include more information on online marketing, a whole new section on getting and keeping customers, new cost-effective, fast-acting ideas for instant impact, and more. The book covers:

- Marketing basics that prepare you to rev up your business and jumpstart your marketing program
- Information to help you define your business position and brand
- Advice on bringing in professionals
- A quick-reference guide to mass media and a glossary of advertising jargon
- How-tos for creating print and broadcast ads that work
- Ideas for getting the word out without advertising, including information on direct mail, brochures, publicity, promotions, and more
- Ten steps to follow to build your own easy-to-assemble marketing plan

With pages of ideas for low-cost, high-impact marketing from author Barbara Findlay Schenck, a marketing consultant with more than 20 years experience with clients ranging from small businesses to Fortune 500 companies, Small Business Marketing For Dummies helps you reach and keep new customers. Whether you're running a home office, a small firm, a family business, a nonprofit organization, or a retail operation, you'll discover how to:

- Custom design your own marketing program
- Create effective marketing messages
- Produce marketing communications that work

No matter what field you're in, Small Business Marketing For Dummies will help you make your dreams come true.

Larimer County Workforce Center
Social Media Consultant: LinkedIn Speaker, Social Media Training, Job Seeker Support
2008 - 2016 (8 years)
Fort Collins, Colorado Area, Loveland, CO, Front Range, Larimer County

Networking is one of the most important components of job searching and social media is a great tool for expanding your network. Whether looking for your first job, exploring a career change, or setting yourself up for future success, social media sites have proven to be important platforms for facilitating connections, demonstrating passions and interests, and landing the job you actually want.

In this full day, hands-on workshop, you will learn how to use LinkedIn, Twitter, Facebook, YouTube and even a Blog to enhance your career and boost your job search. The facilitator will:

* Show you how to set up and optimize each site
* Show you how to connect with strategic influencers who can connect you to job or career development possibilities
* Make sure your platform and privacy settings are accurate in order to protect you as a job seeker
* Show you what NOT to do
* Provide you with tips and strategies to make sure you have the best experience possible with each platform

By the end of the class you will have functional profiles and the beginnings of a workable network (that you can build upon), as well as strategies that you can implement immediately to succeed in using social media. You will also receive a comprehensive workbook.

About the Instructor:

Viveka Von Rosen of Linked Into Business in Fort Collins offers individuals, companies and groups public and private LinkedIn workshops and webinairs, as well as other social media presentations and trainings. She is a recognized LinkedIn expert and social media strategist, and can help organizations be effective with social media platforms such as LinkedIn and Twitter. Viveka has been teaching at LCWC for two years. Her classes receive great reviews and customers thoroughly enjoy their time with her.

Women Speakers Association
LinkedIn Expert, Founding Member, Big Fan, Marketing Council, LinkedIn Marketing Specialist

2012 - 2014 (2 years)
Anywhere online: LinkedIn, Twitter, Facebook and the world

At Women Speakers Association, we are committed to being a walking, living, breathing demonstration of the new collaborative model. We know that competition, which is part of the old operating system, has expired. We're clear that the world is ready for a whole new possibility of partnership in this new era of doing business to cause serious transformation on this planet.

We are blessed with a team who are dedicated to YOU getting YOUR message out into the world. These are women who are highly respected experts in their industry, who run extremely successful, thriving businesses of their own. Out in the "real world", they are seen as "competitors", but under the shared vision of Women Speakers Association, they have come together and collectively are creating something far more extraordinary than any one of them could do individually.
Thank you to all of our team members, for answering the call and jumping on board as we set sail chartering new territory for all women everywhere, to share their voice with the world!

Check us out here: http://www.womenspeakersassociation.com/about-us-2/our-dynamic-team/#

LinkedIn Expert Slideshare and Presentation Page
LinkedIn Training, LinkedIn Tips, LinkedIn Profile Optimization, LinkedIn Tools, LinkedIn Help
2008 - 2014 (6 years)
www.slideshare.com/linkedinexpert

I just thought I would share some of the LinkedIn and social media presentations I have done over the years with you here. Take a look and let me know which ones you like, what presentations you would like to see, and of course, email me at viveka@LinkedIntoBusiness.com if you would like me to do a presentation for your company or association. Its what I love to do!

We can customize any LinkedIn Presentation to your company's needs (and with slideshots representing your company and industry)

Presentations:
• LinkedIn Prospecting
• LinkedIn Lead Generation
• Advanced LinkedIn Strategies

- Extreme Makeovers: LinkedIn Edition
- LinkedIn for B2B's
- LinkedIn for Entrepreneurs
- LinkedIn for Graduating Students
- LinkedIn for Jobseekers
- LinkedIn for Legal Professionals
- LinkedIn for Marketing
- LinkedIn for MLM
- LinkedIn for Recruiters
- LinkedIn for Women
- LinkedIn in 15 Minutes a Day
- LinkedIn Network Building
- LinkedIn Profiles
- Secret LinkedIn Strategies
- What's New on LinkedIn

Happy client's say:

"Viveka has spoken at our conferences on a few occasions and has always been engaging, entertaining and Informative and would be welcomed back. With a keen eye on reading her audience she adapts to where the group would like their journey to be taken and delivers the goods.

It my duty to find and hire an expert and I was able to do this while delivering my stakeholders excellent value for the program provided."
Dennis Pugh, President ITRA

Hellerman Baretz Communications
4 years

Director of Social Media Training and Social Media Authority
2011 - 2013 (2 years)
Denver, Boston, New York, Chicago, Los Angeles

When searching for legal representation, corporate counsel consult LinkedIn twice as often as the Chambers legal directories. Wouldn't it be nice, then, to have more than 18,000 first-level connections on LinkedIn and more than 21 million people in your extended LinkedIn network?

I can show you how to unleash the tremendous business-development potential of LinkedIn and other social-media platforms.

Through dynamic speaking and training sessions to more than 10,000 executives, I have become throne of the most sought-after corporate consultant on social media. Selected to write the definitive business guide to LinkedIn, LinkedIn Marketing: AN Hour a Day (forthcoming from J. Wiley & Sons), I have instructed large corporations such as the media giant Pearson (home of the Financial Times and publishing's Penguin Group), as well as individuals, including a number of highly placed executives and a New York Times best-selling author of business books.

Through HBC, I deliver "Cool Coaching" sessions with a curriculum developed specifically for the legal industry and customized for each client by HBC. Cool Coaching presentations can include group and individual training seminars on LinkedIn, Twitter, and other platforms (CLE certification available for courses); individual LinkedIn coaching and profile optimization; individual LinkedIn profile building; and follower development on Twitter.

Social Media Coach, Consultant & Trainer: Social Media as an Engagement & Marketing Tool for Lawyers
2009 - 2012 (3 years)
LinkedIn, Twitter, Facebook and Blogging. List.ly.

Linked Into Law is a Growing Consortium of Marketing and Legal Professionals.

Founding Members
Viveka von Rosen: a successful entrepreneur, nationally renowned IA Certified LinkedIn trainer and expert, and a respected social media speaker. Her extensive sales and marketing background includes a specialization in helping her clients use social media marketing techniques to increase their business exposure.

Kendra Brodin: is Founder and CEO of Kendra Brodin Companies, LLC and www.WomenLawyersOnline.com, the premier online resource for women lawyers. Kendra's work focuses on consulting, training, and the creation of products and services with the ultimate goal of reducing gender bias in the legal profession by increasing the attraction, retention, and advancement of women lawyers. With a powerful background as a social worker, lawyer, and consultant, Kendra supports women attorneys and their law firms.

Julian Summerhayes: Julian started his career as an engineer before moving into recruitment and then qualified as a solicitor in 1998. He is based in Devon, England. His raison d'être: "To serve my clients to the VERY VERY best of my ability. As Tom Peters says, to **WOW** them pure and simple".

He currently heads up a small litigation team and his head of the firm's sports law group.

He is passionate about the use of social media in the provision of legal services. He has a vibrant blog (http://juliansummerhayes.com) where he has written extensively about the collision of social media with professional services, personal branding and the wider business development arena."

Linked Strategies
LinkedIn Trainer & Speaker, LinkedIn Strategies, Profile Optimizations, Company and Groups Strategy
2011 - 2013 (2 years)
Denver. Minneapolis, California, North Carolina

I am thrilled to be working with the folks over at Linked Strategies. Nate Kievman has been a long time mentor of mine, so it is a true honor to be bringing my skills and talents to his team.

About Linked Strategies:
Linked Strategies was founded by Nathan Kievman, president and CEO. The Linked Strategies brand includes the leading LinkedIn strategies website, the number one LinkedIn strategies group on LinkedIn with more than 30,000 members and several other web properties.

From its inception, Linked Strategies provides cutting edge social media and LinkedIn marketing tactics to help clients generate leads, grow a massive network, become an authority, build wave after wave of traffic and create massive profits.

National Speakers Association
Speaker, LinkedIn Expert, Branding, LinkedIn Presentation, LinkedIn Positioning and Optimization
2010 - 2013 (3 years)

So I'm on LinkedIn, Now What?

Viveka von Rosen

You have a LinkedIn profile, and yet the speaking engagements are not just rolling in? What's up with that? In this presentation, Viveka will address not only how to create a optimized and findable profile and network, but some specific strategies targeted to the people you need to engage with in order to get more work and make more money. This presentation offers solutions to new members, as well as experienced users. By attending this session, you will be able to learn how to create a fully optimized profile that will get you found in a LinkedIn search; learn how to begin to grow a network so that you can actually see and be seen on LinkedIn; have the strategies on hand when you reach out to new prospects; develop some Inbound Marketing Strategies so that speaking and client leads come to you.

Penguin Books
Technical Editor on LinkedIn for The Complete Idiot's Guide to LinkedIn
2011 - 2012 (1 year)
Penguin Publishing

SkillPath Seminars
Twitter, Facebook, YouTube, LI and Social Media Marketing Expert Speaker and Trainer
2010 - 2012 (2 years)
USA, Canada, Europe, Australia, New Zealand, South Africa, India

In The Social Media Marketing Conference, you'll learn...
How to make social media "connect" for your business
New tools and new ways to grow your business you may not have thought of
How to define your strategy and create your plan before taking the plunge into social media
The most common mistakes being made—spot them on the horizon and take a detour
And much more!
If it seems like nearly every business on the planet is connecting with fans on Facebook®, Tweeting, uploading videos on YouTube™ and getting LinkedIn® —except you—you're not alone. Many organizations who haven't gone "social" yet are feeling the same way, scratching their heads and wondering: Are businesses really making money using social media? Can my business still get in on the action—and the profits?

The businesses that are making money set goals and objectives, follow a plan, choose and use the best tools, carefully monitor their results and faithfully measure their ROI. In other words, there are a lot of things you'll need to get up to speed on to get started with social media and be successful.

Our conference is set up in a convenient 2-track format with 10 exciting sessions to choose from. Attend one track from start to finish, or mix and match the sessions to customize the conference to your own particular needs.

Smart Blonde Media
"Social Media For Women, By Women" Empowerment Training & Social Media Coaching / Speaker/ Expert
2008 - 2012 (4 years)
LinkedIn, Twitter, Facebook, Blogging

Viveka is a successful entrepreneur, nationally renowned IA Certified LinkedIn expert and trainer, and a respected social media speaker. Her extensive sales and marketing background includes a specialization in helping her clients use social media marketing techniques to increase their business exposure.

Viveka has been named "Master of Social Media" for ABCN, Best Practice Institute's Social Media Expert, and has helped to design, develop and teach many social media training and management programs. She was a key member in the development of LinkedStrategies group – a conglomerate of the top LinkedIn trainers in the world. She is the LinkedIn "specialist" for CertifiedSocialMedia.com, Social Media Energy, Social Media Examiner and The International Social Media Association.

From a strong background in life and business coaching, and a history of working with professional women, Viveka is currently writing her book on women in social media, and how social media becomes a tool of empowerment. (Expected release date fall 2011)

Viveka strongly believes that giving is a best practice and is passionate about meeting new people and supporting them in their passions and purpose. She is committed to "linking women to their potential".

ExecSense
Social Media Speaker, LI Trainer, Consultant, LinkedIn Expert, Twitter Expert
2011 - 2011 (less than a year)
On computers everywhere

I am the LinkedIn Social Media trainer for ExecSense.

ExecSense is the world's largest publisher of professional webinars, producing over 1,200 new webinars every year and replaying thousands of others from our vast library of webinar-based thought leadership.

More and more executives are turning specifically to webinars for their training and development, and ExecSense webinars are where they turn for highly targeted, "need-to-know" information on topics that impact their specific professions and webinars that don't feature biased information due to sponsorships or advertisers.

The Alliance Academy
Social Media Master, Social Media Webinar Instructor, Social Media Implementation
January 2008 - 2010 (2 years)
Greater Denver Area, Fort Collins, Loveland
Viveka von Rosen Joins as Master of the Academy

The ALLIANCE Academy is excited about its continued growth and proud to announce Viveka von Rosen as Master of Social Media. Viveka is a successful entrepreneur, nationally renowned IA Certified LinkedIn expert and trainer, and a respected social media speaker. Out of 40 million LinkedIn users, she is listed in the top three as a "LinkedIn Expert" and a "LinkedIn Trainer." Her extensive sales and marketing background includes a specialization in helping her clients use social media marketing techniques to increase their business exposure.

As manager of The Executive Center, Viveka operates as a small business incubator, offering her clients numerous workshops and seminars to help, as she puts it, "Link people to their potential."

Viveka strongly believes that giving is a best practice and is passionate about meeting new people and supporting them in their passions and purpose. She is committed to making "Social Media Work for You." Our newest Master offers an incredible bank of experience and knowledge that will help you reach and surpass your business and marketing goals.

"We are truly excited to welcome Viveka as a part of our team of Masters. With her expert background and talent, our students will soon experience how fortunate we are to be privy to learning from her," Susan Smith, Executive Director for The Academy, said.

Please join us in welcoming Viveka to the team and make plans to join us on July 15 for the OBC Social Media Webinar, which Viveka will present. You can contact her directly at viveka@theallianceacademy.com.

The Executive Center
General Manager, Marketing Director, Social Media Trainer, Speaker, LinkedIn Expert, Executive Coach
2007 - 2010 (3 years)

As General Manager and Marketing Director for the Executive Center, through the use of social media and networking I was able to double the business memberships at TEC in one year.

At the Executive Center we consider ourselves to be an entrepreneurial incubator and training center as well as business center. We don't just provide professional, affordable suites for business owners, but training workshops, classes, networks and services our clients need to survive and excel in today's business environment. With private executive and life coaching, LinkedIn Training workshops, a Google friendly prestigious address and so much more, we are the best bet for those professionals ready and willing to take the next step!

Integrated Alliances
VP Social Media Marketing, Social Media Speaker, Trainer & Expert, Social Media Strategist
2007 - 2009 (2 years)
Greater Denver Area, Loveland, Fort Collins

At IA we offer training to create, manage, strategize and control your social media. LinkedIn Experts, we offer more classes in LinkedIn than any other social media trainers.

Ferrero Auto Center /Pedersen Toyota
Sales
2002 - 2005 (3 years)

Auto sales and marketing

Pathfinder Outdoor Education
Marketing Director
1999 - 2002 (3 years)

Directed and facilitated adult and youth programs emphasizing and enhancing communications, conflict resolution, cooperation and problem solving skills. Aided in creation of facilitation manual. Directed marketing projects: website, brochure, and grant project. Represented Pathfinder at conferences, and other public relations events.

Jupiter Tack Room
Owner, Marketing Director, Founder, Sales, Equestrian, Public Speaking
1996 - 2001 (5 years)

Owned and managed all aspects of equestrian retail business.
Sponsor of Equine Therapy program for physically and mentally handicapped children.

Von Rosen Consulting, LLC.
Computer Consultant and Instructor
1994 - 1996 (2 years)

Researched, compiled and edited instruction manuals for DOS/Windows applications. Instructed first-time PC clients in the use of various Lotus and Microsoft applications. Installed and repaired hardware and software.

Wilfrid Laurier University
Teaching Assistant and Lecturer
1992 - 1994 (2 years)

Lectured undergraduate classes, supervised student writing workshops, responsible for grading. Assisted in formation of class lectures and tutorials. Researched, updated and assembled biographic and autobiographic literature. Compiled, edited and coordinated extensive biography bibliography

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Education

Wilfrid Laurier University
Masters, Religion and Culture

Wilfrid Laurier University
BA, English, Women's Studies · (1987 - June 1990)

Vengreso Selling with Social
Selling with LinkedIn and Sales Navigator, LinkedIn · (2019)

Clemson University

Social Media Biz School

Social Media, LinkedIn, Twitter, Facebook, YouTube · (2015 - 2016)